Exhibit (d)(4)

YIELDQUEST ADVISORS, LLC

3280 Peachtree Road, Suite 2600

Atlanta, Georgia 30305

(866) 978-3781

February 24, 2012

To:	YieldQuest Funds Trust

  3280 Peachtree Road, Suite 2600

  Atlanta, GA 30305

Dear Ladies and Gentlemen:

Pursuant to the Investment Advisory Agreement approved by the Board of Trustees, you have engaged us to act as the sole investment adviser to the following series of the Trust: YieldQuest Total Return Bond Fund (the “Fund”).

Effective February 29, 2012, with respect to each of the Institutional and the Investor Class of shares of the Fund, we hereby agree to waive our advisory fees and/or agree to reimburse certain Fund operating expenses, but only to the extent necessary to maintain the total annual operating expenses, except brokerage fees and commissions, 12b-1 fees, administrative services fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as fees and expenses of other investment companies acquired by the Fund), at the following percentages of the average daily net assets of the Fund:

Total Return Fund	—	0.79%

Any waiver or reimbursement by us to the Fund is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the expense is incurred; provided that the Fund is able to make the repayment without exceeding its expense limitation applicable at the time of the waiver or reimbursement.

With respect to the Fund, this Agreement shall continue in place until such date as the Fund is liquidated, or February 28, 2013, whichever shall be the first to occur. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Very truly yours, YIELDQUEST ADVISORS, LLC

By:	/s/ Jay Chitnis
Jay Chitnis, Managing Director

Acceptance

The foregoing is hereby accepted.

YIELDQUEST FUNDS TRUST

By:	/s/ Gary Schwartz
Gary Schwartz, Chief Compliance Officer